GALAXY FUND II

Exhibits to Form N-SAR

Fiscal Year Ended March 31, 2001

Sub-item 77Q1(a)-Copies of any material amendment to the registrant's charter or by-laws.

ARTICLE 12

Emeritus Trustees

"12.1 General. The Trustees may from time to time designate one or more former Trustees of the Trust as "Emeritus" Trustees for the limited purpose of providing advice and counsel to the Trustees in connection with the Trustees' management of the business and affairs of the Trust. Emeritus Trustees shall have no power to act on behalf of the Trust, shall not be members of the Board of Trustees and shall not be entitled to vote on any matter that comes before the Trustees."